January 10, 2022

Daniel Greenspan

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Greenspan:

On November 5, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Rareview Systematic Equity ETF (the “Fund”) filed post-effective amendment No. 127 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On December 30, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Prospectus

Investment Objective

1.       Comment. With regard to the Fund’s investment objective, please clarify whether the Fund intended to reference the MSCI ACWI index rather than the MSCI All Country World Index?

Response. The Registrant has revised its investment objective (added language is underlined and deleted language is struck):

The Rareview Systematic Equity ETF (the “Fund”) seeks equity market returns in excess of the liquid global developed and emerging market universe. ~~a rate of return that exceeds the MSCI All Country World Index~~.

2.        Comment. With regard to the Fund’s investment objective, please clarify how the Fund defines a “large drawdown” and “market cycle”?

Response. The Registrant has revised the Fund’s investment by removing both terms.

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Fees and Expenses of the Fund

3.        Comment. Please confirm whether the Fund’s expense limitation agreement can be terminated by the Board or the Adviser. If the Adviser has the ability to unilaterally terminate the expense limitation agreement, please revise the fee table by removing any fee waiver from the Fund’s fee table.

Response. The Registrant notes that the Adviser cannot unilaterally terminate the Fund’s expense limitation agreement. The Registrant has revised footnote 3 to the Fund’s fee table (deleted text is struck):

Rareview Capital LLC (“Rareview,” or, the “Adviser”) has contractually agreed to waive a portion or all of its management fees and/or reimburse Fund expenses (excluding front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing fees, acquired fund fees and expenses, taxes, leverage/borrowing interest, interest expense, dividends on securities sold short, brokerage or other transactional expenses and extraordinary expenses) in order to limit the Total Annual Fund Operating Expenses to 0.87% of average daily net assets of each share class of the Fund (the “Expense Cap”). The Expense Cap will remain in effect through at least January 31, 2023 and may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) ~~or the Adviser~~. The Adviser may request recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date they were waived or reimbursed, provided that after payment of the recoupment, the Total Annual Fund Operating Expenses do not exceed the lesser of the Expense Limitation Agreement: (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.

Principal Investment Strategies

4.       Comment. With regard to the Fund’s investments in Underlying Equity ETFs, please clarify whether an Underlying Equity ETF must invest a certain percentage of its assets in equity securities.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund is an actively managed exchange-traded fund that seeks to achieve its investment objective by investing in exchange traded funds that primarily invest in equity securities of domestic, foreign or emerging market issuers of any market capitalization (“Underlying Equity ETFs”).

5.       Comment. With regard to the Fund’s definition of an emerging market country, please supplementally explain any differences and disparities between the Fund’s three definitions i.e., countries included in the MSCI emerging markets index, countries generally recognized to be an emerging market country by the international financial community, including the World Bank, or countries classified by the United Nations as a developing country.

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Response. The Registrant includes three different definitions in order to capture the broad range of countries that may qualify as an emerging market country. The Registrant’s definition acknowledges that there is not a universally adopted definition of an emerging market country and that different entities and institutions may have different definitions. The Registrant notes that if it only utilized the MSCI Emerging Markets Index it would limit its ability to invest in companies located in Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. Whereby both the United Nations and World Bank classify an emerging market country based the country’s gross domestic product.

6.       Comment. With regard to the Fund’s definition of Non-U.S. Developed Markets, please clarify whether there is an industry definition of Non-U.S. Developed Markets and whether there is an applicable economic test similar to the economic test used for Emerging Markets.

Response. The Registrant notes that it utilizes what it believes to be the most common and frequently used definition of Non-U.S. Developed Markets. The Registrant further notes that it has not adopted and is unaware of an economic test for Non-U.S. Developed Markets.

Statement of Additional Information

Acceptance of Purchase Order

7.       Comment. With regard to the Fund’s ability to accept or revoke acceptance of a purchase order, please supplementally explain the legal basis for the Fund’s ability to reject or revoke acceptance of a purchase order when (1) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund, (2) acceptance of the deposit securities would have certain adverse tax consequences to the Fund, or (3) the acceptance of the portfolio deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners comply with Rule 6c-11 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

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The Fund reserves the ~~absolute~~ right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor under certain circumstances including but not limited to (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (c) the Deposit Securities delivered do not conform to the Deposit Securities for theapplicable date; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund~~; (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (~~f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners~~; or (e) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process purchase orders.  Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy or computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other informational systems affecting the Trust, the Distributor, DTC, NSCC, the Adviser, the Fund’s Custodian, a sub-custodian or any other participant in the creation process; and similar extraordinary events. The Distributor shall notify an Authorized Participant of its rejection of the order. The Fund, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Portfolio Deposits, and they shall not incur any liability for the failure to give any such notification.

* * * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger